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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 8)*

                                EKCO GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   282636 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                   Page 1 of 8
                                No Exhibit Index



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CUSIP NO. 282636 10 9         13G                      PAGE 2 OF 8 PAGES

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRUST OF THE EKCO GROUP, INC. EMPLOYEES' STOCK OWNERSHIP PLAN 02-0440870
--------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      See Items 2(d), 4 (c) and 6.
      (a)  / /       (b)  /X/
--------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      To the extent that state law applies, the provisions of the Plan will be construed, enforced and administered to the laws of the state of Delaware.
--------------------------------------------------------------------------------------------------------------
      NUMBER OF      5     SOLE VOTING POWER
       SHARES              -0-         See Item 4(c).
    BENEFICIALLY     ------------------------------------------------------------------------------------------
      OWNED BY       6     SHARED VOTING POWER
        EACH               2,386,400   See Item 4(c).
      REPORTING      ------------------------------------------------------------------------------------------
       PERSON        7     SOLE DISPOSITIVE POWER
        WITH               -0-         See Item 4(c).
                     ------------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                           2,386,400   See Item 4(c).
---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,386,400     See Item 4(c).
--------------------------------------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------

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CUSIP NO. 282636 10 9                13G                      PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      12.8%    See Item 4(b) and (c).
--------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
      EP
--------------------------------------------------------------------------------------------------------------

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

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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SCHEDULE 13G                                                   Page 4 of 8 Pages

Item 1:  (a)      Name of Issuer
                  --------------

                  EKCO GROUP, INC.  (the "Company")

         (b)      Address of Issuer's Principal Executive Offices
                  -----------------------------------------------

                  98 Spit Brook Road
                  Nashua, New Hampshire 03062-5738

Item 2:  (a)      Name of Person Filing
                  ---------------------

                  Trust of the Ekco Group, Inc. Employees' Stock
                  Ownership Plan (the "Plan")

         (b)      Address of Principal Business Office or, if none, Residence
                  -----------------------------------------------------------

                  c/o Ekco Group, Inc.
                  98 Spit Brook Road
                  Nashua, New Hampshire 03062-5738

         (c)      Citizenship
                  -----------

                  To the extent that state law applies, the provisions of the Plan will be construed, enforced, and administered according to the laws of the State of Delaware.

         (d)      Title of Class of Securities
                  ----------------------------

                  Common Stock, $ .01 par value per share (the "Common Stock")

                  The filing person is a trust which holds, for the benefit of employees of the issuer who are participants in the Plan, (i) shares of Common Stock, and (ii) shares of Series B ESOP Convertible Preferred
         Stock, $.01 par value per share ("ESOP Preferred Stock"), each share of which is immediately convertible by the owner into one share of Common Stock at the option of the owner, as set forth in full in the Certificate of Designations of the ESOP Preferred Stock as filed with the Secretary of State of the State of Delaware on February 28, 1989 and as Exhibit 3.1(c) to the Company's Form 10-K for the year ended
         January 1, 1995 (originally filed as Exhibit 3.1(d) to the Company's
         Form 10-K for the year ended January 1, 1989) (the "Certificate of
         Designations").

         (e)      CUSIP Number
                  ------------

                  282636 10 9

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SCHEDULE 13G                                                   Page 5 of 8 Pages
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Item 3:  (c)      If this statement is filed pursuant to Rules 13d-1(b) or
                  --------------------------------------------------------
                  13d-2(b), check whether the person filing is a
                  ----------------------------------------------

         (a)      [ ]    Broker or Dealer registered under Section 15 of the Act

         (b)      [ ]    Bank as defined in Section 3(a)(6) of the Act

         (c)      [ ]    Insurance Company as defined in Section 3(a)(19) of the
                         Act

         (d)      [ ]    Investment Company registered under Section 8 of the
                         Investment Company Act

         (e)      [ ]    Investment Adviser registered under Section 203 of the
                         Investment Advisers Act of 1940

         (f)      [x]    Employee Benefit Plan, Pension Fund which is subject to
                         the provisions of the Employee Retirement Income
                         Security Act of 1974 or Endowment Fund; see
                         [section]240.13d-1(b)(1)(ii)(F)

         (g)      [ ]    Parent Holding Company, in accordance with
                         [section]240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

         (h)      [ ]    Group, in accordance with
                         [section]240.13d-1(b)(1)(ii)(H)


Item 4:           Ownership
                  ---------

         (a)      Amount Beneficially Owned:    1,442,666 shares of ESOP
                  Preferred Stock and 943,734 shares of Common Stock, or a total of 2,386,400 shares.

         (b)      Percent of Class:    12.8%

         (c)      Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:    -0-

                  (ii)  shared power to vote or to direct the vote:   2,386,400

                  The Plan provides that each of the participants in the Plan may vote any shares which have been allocated to his or her account.
         Pursuant to the Plan, each of the participants (or his or her beneficiary if the participant is deceased) instructs the plan administrator as to the manner in which the trustee is to vote

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SCHEDULE 13G                                                   Page 6 of 8 Pages

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
         any shares and fractional shares allocated to the participant's account on any issue. The Plan provides that the plan administrator must relay participants' instructions to the Trustee, and the Trustee must vote allocated shares in accordance with participants' instructions. In the case of shares which have not been allocated to a participant's account, the Plan provides that the trustee must vote the shares in the same proportion as shares in participants' accounts for which the plan administrator received valid instructions.

                  (iii) sole power to dispose or to direct the disposition of:
                        -0-

                  (iv)  shared power to dispose or to direct the disposition of:

                        2,386,400

                  Pursuant to the Plan, in the event of any offer by one or more persons alone or in conjunction with others to purchase, with cash or by exchange, one percent (1%) or more of the issued and outstanding voting securities of the Company, each participant (or beneficiary if the participant is deceased) will direct the plan administrator (on a confidential basis) as to whether the trustee should tender the shares and fractional shares allocated to the participant's account. The Plan provides that the plan administrator will relay such directions to the trustee, and the trustee must follow such directions. In the case of shares allocated to participants' accounts for which participants (or, when appropriate, beneficiaries) do not provide timely tender or exchange instructions, the Plan provides that the participants (or beneficiaries) will be deemed to have instructed that the shares not be tendered or exchanged. In the case of shares which have not been allocated to participants' accounts, the Plan provides that the trustee must tender or exchange such shares in the same proportion as the shares which were allocated to participants' accounts.


Item 5:           Ownership of Five Percent or Less of a Class
                  --------------------------------------------

                            Not applicable.


Item 6:           Ownership of More than Five Percent on Behalf of Another
                  -------------------------------------------------------
                  Person
                  ------

                  The filing person is a trust which holds shares of Common
         Stock and shares of ESOP Preferred Stock (see Item 2(d) above) for the benefit of employees of the issuer who are participants in the Plan.
         The plan administrator will determine whether dividends declared on
         ESOP Preferred Stock and Common Stock will be (i) paid to participants as compensation, (ii) used to
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SCHEDULE 13G                                                   Page 7 of 8 Pages
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
         reduce Plan indebtedness, subject to allocations of shares equal to the discharged indebtedness to participants' accounts, or (iii)
         allocated to participants' accounts for investment in assets other than
         ESOP Preferred Stock or Common Stock. In addition, pursuant to the Plan and the Certificate of Designations, upon the conversion of shares of
         ESOP Preferred Stock into Common Stock, the Company will issue together with each such share of Common Stock one Preferred Share Purchase Right to acquire one one-hundredth of a share of the Company's Series A
         Junior Participating Preferred Stock, par value $.01 per share (or other securities in lieu thereof), pursuant to the Rights Agreement dated as of March 27, 1987, as amended, between the Company and
         American Stock Transfer and Trust Company, as successor Rights Agent
         (filed as Exhibit 4.1 to the Company's Form 10-K for the year ended
         January 2, 1994), which rights are not presently exercisable.

                  Pursuant to the Plan, participants in the Plan also have the right, upon termination of their employment, reaching the age of 59 1/2 or death (i) to have transferred to such participant, or to his beneficiaries in the case of death, all shares of Common Stock to which such participant is entitled, with cash payment for any fractional shares; (ii) to receive one share of Common Stock for each share of ESOP Preferred Stock, and, if such participants desire, to sell such Common Stock and to receive proceeds therefrom; (iii) to sell such ESOP
         Preferred Stock to the Company at the price set forth in the Certificate of Designations; or (iv) to defer payment until not later than the time required for payment of minimum distributions under the Plan. An additional election is available to any participant age 55 or more who has held membership in the Plan for at least 10 years to instruct the Company to sell a portion of the shares in such person's account and to make a cash payment of such amount, thereby enabling such participant to make a tax-deferred rollover of the payment to such person's own individual retirement account.


Item 7:           Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent Holding
                  -------------------------------------------------------------
                  Company
                  -------

                          Not applicable.


                                       7

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SCHEDULE 13G                                                   Page 8 of 8 Pages

Item 8:           Identification and Classification of Members of the Group
                  ---------------------------------------------------------

                          Not applicable.


Item 9:           Notice of Dissolution of Group
                  ------------------------------

                         Not applicable.


Item 10:          Certification
                  -------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  The Plan disclaims beneficial ownership of the securities referred to in this Schedule 13G, and the filing of this Schedule 13G shall not be construed as an admission that the Plan is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

                  Signature
                  ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    TRUST OF THE EKCO GROUP, INC.
                                    EMPLOYEES' STOCK OWNERSHIP PLAN




Date:  February 7, 1997             By: /S/ DONATO A. DeNOVELLIS
                                    --------------------------------------------
                                    Signature


                                    Donato A. DeNovellis, Trustee
                                    --------------------------------------------
                                    Name/Title



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